CHAPARRAL ENERGY, INC.

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

June 20, 2017

BY EDGAR

H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Chaparral Energy, Inc.

Registration Statement on Form S-1

Filed June 7, 2017

File No. 333-218579

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chaparral Energy, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m., Eastern Daylight Time, on June 22, 2017, or as soon as thereafter practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHAPARRAL ENERGY, INC.

By:	/s/ Joseph O. Evans
Name: Joseph O. Evans Title: Chief Financial Officer and Executive Vice President

cc: Wesley P. Williams, Thompson & Knight LLP